BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

April 22, 2009

Mr. Joel Parker

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Fiscal Year ended December 31, 2008

Dear Mr. Parker:

The purpose of this letter is to advise you that it will not be possible to respond to the comments contained in the letter we received from Mr. Carlton E. Tartar dated April 20, 2009 within 10 business days. It is our current intent to provide our response to you no later than May 22, 2009. However, we will make every effort to provide our response to you sooner.

I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.

Very truly yours,

BERKSHIRE HATHAWAY INC.

By	/s/ Marc D. Hamburg
Marc D. Hamburg
Senior Vice President – Chief Financial Officer

MDH/es

cc:	Mr. Carlton E. Tartar – Accounting Branch Chief
Mr. James Peklenk – Staff Accountant
Mr. Daniel J. Jaksich